CANADIAN NATURAL RESOURCES LIMITED
PRICES US$1,500 MILLION IN 5 AND 10 YEAR USD NOTES AND
C$500 MILLION IN 7 YEAR CAD NOTES
CALGARY, ALBERTA – DECEMBER 3, 2024 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural" or the “Company”) announces that on December 3, 2024, the Company priced the following unsecured notes (the "notes"):

Note	Coupon	Principal	Maturity	Price per Note	Yield to Maturity
5 year USD notes	5.00%	US$750,000,000	December 15, 2029	US$99.968	5.007%
10 year USD notes	5.40%	US$750,000,000	December 15, 2034	US$99.837	5.421%
7 year CAD notes	4.15%	C$500,000,000	December 15, 2031	C$99.836	4.177%
The offerings are expected to close on December 6, 2024, subject to customary closing conditions. Net proceeds from the sale of the notes are intended to be used for general corporate purposes and the repayment of indebtedness, including indebtedness incurred in connection with the previously announced agreement to acquire various assets from Chevron Canada Limited. The net proceeds that are not utilized immediately may be invested in short-term marketable securities.
The USD notes have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the account or benefit of any U.S. persons absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The USD notes are being offered and sold only to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act and outside of the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The USD notes will be offered and sold in Canada on a private placement basis pursuant to certain exemptions from the prospectus requirements of applicable Canadian securities laws. The CAD notes will be offered to certain Canadian investors on a private placement basis pursuant to certain exemptions from the prospectus requirements of applicable securities laws.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws.
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws, including statements related to the offering of the notes, the use of the net proceeds from the sale of the notes and indebtedness incurred by the Company in connection with the previously announced agreement to acquire various assets from Chevron Canada Limited. The forward-looking statements are based on current expectations, estimates and projections about us and the industry in which we operate, which speak only as of the date hereof, and are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.